Exhibit 99.2

May 22, 2018 2018 First Quarter Results Ended March 31, 2018 1

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2017 are calculated using the same foreign exchange rates as the corresponding 2016 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 2

Agenda Marco Sala, CEO Strategic Update 1 Alberto Fornaro, CFO Q1’18 Results 2 Q&A 3 3

STRATEGIC UPDATE 4

5 Significant profit expansion on broad-based momentum across all business segments Revenue up 5%, Adjusted EBITDA up 18% Robust global Lottery growth North America SSR up 11%; International up 4% Italy Lotto wagers up over 8% on acceptance of new games; Scratch & Win wagers rose 3% Third consecutive year of NJ incentive; first-ever in IN Improved Gaming performance Significant global systems sales Double-digit growth in gaming machine replacement units Sequential growth in North America installed base Q1’18: A Strong Start to the Year

6 Q1’18: A Strong Start to the Year Simplification and consolidation of North America region Full implementation of regional model Led by Renato Ascoli Well-positioned to pursue sports betting in the U.S. Decades of experience as international sports betting operator Scalable, turnkey solutions Long-standing relationships with U.S. casino operators and lotteries Operational in Nevada for 12+ months; reviewed by New Jersey regulator for several months

2018 FIRST QUARTER FINANCIAL RESULTS 7

Q1'18 Financial Highlights

$ M except EPS



Revenue
+5%
1,153
1,207
Q1'17
Q1'18

+4% at constant currency and scope



Adjusted EBITDA
+18%
371
436
Q1'17
Q1'18

+14% at constant currency and scope



Adjusted Operating Income
+6%
238
251
Q1'17
Q1'18

+6% at constant currency and scope



Diluted EPS
$0.29
Bad debt recovery $0.06
DoubleDown $0.06
$0.15
Q1'17 Adjusted EPS
Q1'18 Adjusted EPS

Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details)
EUR/USD FX daily average: 1.23 in Q1'18; 1.07 in Q1'17
Scope impacts include the disposal of Double Down Interactive LLC (DoubleDown) in June 2017

8

Q1’18 North America Gaming & Interactive Highlights Revenue Key Performance Indicators Installed base up ~375 units sequentially on new casino openings and momentum from new games; lower y/y primarily due to large conversions in 2017 Gaming Service up modestly before ASC 606 Product Sales reflects significant increase in systems revenue (both central system and add-on sales) Continued increase in replacement units to Casino customers; lower VLT activity Y/Y Operating Income net of DDI up 17% on increased revenue and higher-margin business mix 9 ASC606/ jackpot expense -14 Q1'18 Q1'17 % Change Revenue 244 305 -20% Operating Income 57 69 -17% Machine Units Shipped Q1'18 Q1'17 New & Expansion 1,024 1,157 Replacement 2,692 2,787 Total 3,716 3,944 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Casino Installed Base 23,701 23,649 22,924 22,807 23,183

Q1'18 North America Lottery Highlights

Revenue


281
5
4
3
2
295
295
ASC 606/ LMA incentive $11
Q1'17
Lottery Service
LMA
Product Sales
Other
Excluding FX
FX
Q1'18

Key Performance Indicators

	Q1'18	Q1'17	% Change
Revenue	295	281	5%
Operating Income	76	69	11%

Same-store revenue growth	Q1'18	Q1'17
Instants & Draw Games	5.4%	1.5%
Multistate Jackpots	51.6%	-59.5%
Total SSR Growth	11.0%	-14.0%

	Q1'17	Q2'17	Q3'17	Q4'17	Q1'18
VLT Installed Base	15,009	15,267	15,225	15,294	15,101

- Robust same-store revenue growth driven by higher jackpot activity and instants innovation, including new game introductions and larger format tickets
- Lottery Service reflects exit of low-margin contracts, lower effective rates on recent contract extensions, and weather-related service disruption
- LMA revenue includes accrued New Jersey and Indiana incentives, partially offset by conclusion of Illinois LMA contract
- Increased sales of retailer terminals in Massachusetts drove higher Product Sales
- Operating income up on same-store revenue growth and LMA contribution, partly offset by higher depreciation & amortization and increased investment in R&D

10

Q1’18 International Highlights Revenue Key Performance Indicators Strong growth on solid fundamentals and unusually low results in the prior year Lottery same-store revenue up on broad-based strength in most jurisdictions, including the U.K. Growth in the installed base more than offset by ASC 606, exit of certain low-margin businesses, and lower yields Strong gaming system sales, including MGM Cotai; higher gaming unit shipments on double-digit growth in replacements Operating Income up sharply on higher revenue and improved product mix, in addition to lower SG&A, and easy comparison to prior year 11 ASC 606/ jackpot expense -3 Q1'18 Q1'17 % Change Revenue 184 164 12% Operating Income 22 7 202% Machine Units Shipped Q1'18 Q1'17 New & Expansion 91 595 Replacement 2,021 1,414 Total 2,112 2,009 Same-store revenue growth Q1'18 Q1'17 Instants & Draw Games 4.0% 3.4% Multistate Jackpots 6.0% -13.1% Total SSR Growth 4.1% 2.2% Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Installed Base 11,281 12,129 14,591 15,543 15,854

Revenue Key Performance Indicators Strong constant currency revenue growth; Lottery and Sports Betting contributions offset higher Gaming Machine taxes Lotto Wagers up ~9% on high-teens 10eLotto growth; new “MillionDAY” draw game launched in February Scratch & Win wagers up on Miliardario momentum Improved underlying machine gaming performance; revenue down on higher taxes and regulator-mandated reduction in AWP units Sports Betting up on more normal payout versus historically high payout in prior-year period Operating Income up on higher revenues, partially offset by increased advertising and marketing for new Lottery games and higher depreciation Q1’18 Italy Highlights 12 Q1'18 Q1'17 % Change Revenue 483 402 20% Operating Income 147 124 19% €M Q1'18 Q1'17 % Growth Lotto Wagers 2,034 1,873 8.6% 10eLotto 1,451 1,243 16.7% Core 504 525 -4.0% Late Numbers 45 106 -57.0% MillionDAY 34 0 N/M S&W Wagers 2,408 2,341 2.9% Sports Betting Wagers 246 257 -4.4% Sports Betting Payout 81.2% 89.5% -8.3 pp Gaming Wagers VLT - Operator (B2C) 1,441 1,415 1.8% AWP 955 1,009 -5.3% Interactive 493 468 5.3%

Net Debt and Leverage Profile 13 Net debt in line with year end at constant currency and adjusted for Italy restricted cash €500 million maturity of retired 6.625% Senior Secured Notes due in 2018 funded using borrowings under Term Loan Facility Leverage improved on stronger operating performance Net Debt/LTM EBITDA 4.37x 4.32x Includes $50 million of cash reclassified to restricted cash in Italy due to new legislation 7,319 (436) 228 14 106 135 13 27 7,406 119 7,525 12/31/17 @ 1.20 Adjusted EBITDA Interest Exp. - Net Income Taxes Other Cash from Ops. CapEx Minorities Other (Net) Before FX FX 3/31/18 @ 1.23

Q1’18 Cash Flow Statement Operating Cash Flow negatively impacted by several items: New accounting standard requiring restricted cash be included with cash in statement of cash flows Timing of Italy receivables Timing of incentive compensation payments CapEx in line with expectations 14 Cash Flow Q1'18 Net Cash Flows from Operating Activities 77 Capex (135) Free Cash Flow (58) Debt Proceeds/(Repayment), Net (416) Other - Net (44) Other Investing/Financing Activities (460) Net Cash Flow (518) Effect of Exchange Rates 29 Net Change in Cash and Restricted Cash (489) Cash, Restricted Cash at End of Period 816

FY’18 Outlook 2018 adjusted EBITDA of $1,700 - $1,780 million Includes ~$10 - $15 million headwind from treatment of IP contracts per ASC 606 CapEx of $575 - $625 million Scratch & Win cash outlay of €750 million (€480 million net of partner contributions) to be reflected in Cash Flows From Operating Activities €300 million due in Q2’18 €450 million due in Q4’18 Assumes EUR/USD rate of 1.22 15

APPENDIX 16

Q1’18 Income Statement (As Reported) 17 Income Statement Q1'18 Q1'17 % Change Service revenue 1,047 1,027 2% Product sales 160 126 27% Total Revenue 1,207 1,153 5% Adjusted EBITDA 436 371 18% Operating Income 197 119 65% Interest expense, net (107) (112) Foreign exchange (97) (47) Other 3 3 Financial Charges, Net (201) (156) Income Before Tax (4) (37) Net Income (Loss) (65) (27) Net Income (Loss) - Owners (103) (55) Diluted EPS (0.51) (0.27)

Q1'18 Reconciliation of Non-GAAP Measures

International Game Technology PLC
Condensed Consolidated Statement of Operations
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share data)

	Q1 2018 As Reported	Adjustments				Q1 2018 As Adjusted
		Purchase Accounting	Foreign Exchange	Restructuring Expense	Transaction Expense, net	
Total revenue	1,206,956	(177)	-	-	-	1,206,779
Cost of services	618,058	(21,155)	-	-	-	596,903
Cost of product sales	103,351	(3,869)	-	-	-	99,482
Selling, general and administrative	215,218	(26,849)	-	-	-	188,369
Research and development	71,263	(235)	-	-	-	71,028
Restructuring expense	2,016	-	-	(2,016)	-	-
Transaction expense, net	55	-	-	-	(55)	-
Total operating expenses	1,009,961	(52,108)	-	(2,016)	(55)	955,782
Operating income	196,995	51,931	-	2,016	55	250,997
Interest expense, net	(107,280)	504	-	-	-	(106,776)
Foreign exchange loss, net	(96,695)	-	96,695	-	-	-
Other income, net	2,981	(2,185)	-	-	-	796
Total non-operating expenses	(200,994)	(1,681)	96,695	-	-	(105,980)
(Loss) income before provision for income taxes	(3,999)	50,250	96,695	2,016	55	145,017
Provision for income taxes (a)	60,505	11,910	2,646	552	-	75,613
Net (loss) income	(64,504)	38,340	94,049	1,464	55	69,404
Less: Net income attributable to non-controlling interests	38,642	25	-	-	-	38,667
Net (loss) income attributable to IGT PLC	(103,146)	38,315	94,049	1,464	55	30,737
Net (loss) income per common share - diluted	(0.51)					0.15
Weighted-average shares - diluted (b)	203,597					204,171

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares – diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

18

Q1’18 Reconciliation of Non-GAAP Measures 19 As Reported Q1'18 Q1'17 Net Income (65) (27) Provision for (benefit from) Income Taxes 61 (10) Non-Operating Expenses 201 156 Depreciation 98 92 Amortization 68 116 Amortization of Upfront Payments to Customers 57 49 Stock Compensation 14 1 Restructuring Expense 2 9 Bad Debt Recovery 0 (18) Transaction Expense, Net 0 3 Adjusted EBITDA 436 371

20 ASC 606 Effective 1/1/18 Provides guidance for accounting for revenue from contracts with customers Guiding principal is to recognize revenue when promised goods or services are transferred to customers rather than when legal title and risk of loss is transferred Income statement impact WAP jackpot expense – change in classification to contra revenue from cost of services LMA incentives – change in recognition timing; now estimated and accrued throughout the contract period rather than in the period when the incentive fees are finalized IP revenue recognition – revenue now recognized when the license term commences and the customer can begin to benefit from the IP rather than when payments from the customer become due Balance sheet impact Reclassification to retained earnings, primarily related to intellectual property licensing and the timing of revenue recognition Offset by increase in contract assets and deferred revenue (both components of other current and non-current assets or liabilities) No impact on cash flows ASU 2016-18 Effective 1/1/18 Requires restricted cash to be included with cash and cash equivalents within the statement of cash flows Impacts calculation of cash flows from operating activities, free cash flow, non-capex investing activity and effect of exchange rates Legislative change in Italy Applies to commercial services business Requires additional amounts be reclassified from cash and cash equivalents to restricted cash Impacts calculation of net debt Accounting and Legislation Changes – Impact to IGT